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                   GREENBELT RESIDENTIAL LIMITED PARTNERSHIP


                                            March 17, 1995

BY FACSIMILE

Three Winthrop Properties, Inc.
One International Place
Boston, Massachusetts 02110
Attention:   Mr. F.X. Jacoby

                    Re: Springhill Lake Investors Limited Partnership

Dear F.X.:

        We are writing to inform you that we had received consents representing more than a majority in interest of the outstanding Units.

        We felt it critical to inform you of this material information now in light of the 5:00 p.m. closing planned for the tender offer from your affiliate, Aquarius Acquisition, L.P. It was our feeling that, in light of your fiduciary duty to all of the limited partners, you would want to consider carefully how Aquarius proceeds with its offer.

        As you told me in Boston on January 10, 1995, if the majority of the Investors want the Project sold, it will be sold. They have spoken and I expect you to live up to your word, and for Winthrop to discharge its fiduciary duty to the investors.

        We would like to meet with you as soon as possible to facilitate a prompt sale of the Project. We would request your assistance, if necessary, in obtaining the assurance we have requested from the Lender. We enclose copies of our correspondence to the Lender.

        Greenbelt looks forward to discussing with you our current offer to the Partnership, including considering an approach which would allow those partners who wish to remain as limited partners to do so.

        I look forward to hearing from you upon your receipt of this letter.

                                       Sincerely,

                                       /s/ Edward L. Cohen

                                       Edward L. Cohen







                         THEODORE N. LERNER
                          11501 HUFF COURT
                  NORTH BETHESDA, MARYLAND 20895-1094
                      TELEPHONE: (301) 984-1500
                      FACSIMILE: (301) 770-0144



                                           MARCH 17, 1995

BY FACSIMILE

AEW NO. 207 Trust
c/o Aldrich, Eastman & Waltch, L.P.
225 Franklin Street
Boston, MA 02110

Attention: Elizabeth A. Briones, Vice President

             Re:  Springhill Lake Investors Limited Partnership

Dear Elizabeth:

        As you will recall, we spoke on December 12, 1994, to discuss the efforts by Greenbelt Residential Limited Partnership to acquire Springhill Lake. The Lender to Springhill Lake is AEW No. 207 Trust.

        Because Greenbelt's initial efforts to acquire Springhill Lake were thwarted by Springhill's general partner. Three Winthrop, Greenbelt was required to undertake a time consuming and expensive proxy solicitation in an effort to direct Winthrop to sell Springhill Lake. Greenbelt has done this and a majority of investors have given their proxies to vote in favor of a dissolution of the Partnership, thereby directing Three Winthrop to sell the Project, either to Greenbelt or a higher bidder. Greenbelt's current offer values Springhill Lake at a price which is at least $25 million more than your loan.

        Under your loan documents, it may be raised that delivery of these proxies to Three Winthrop would result in a technical default under the loan. What is clear is that the dissolution does not harm your position because, as we understand, the loan is current and in good standing, and the process of winding up the Partnership and selling Springhill Lake to the highest bidder would not change this. Because of the potential risk to investors, Greenbelt will not formally deliver these proxies to Three Winthrop until it receives your assurance that the delivery of these proxies would not be treated by you as a default under the loan.

        Greenbelt needs that assurance now and expects to receive it immediately. With your confirmation in hand, the will of the majority of the investors will be carried out and Greenbelt Residential or someone else will purchase Springhill Lake. During the process, the Partnership will likely approach you and ask that you consent to the assumption of the loan by Greenbelt Residential or some other bidder. Your consent today will, of course, not prejudice your rights under the loan documents to consider such an assumption on its merits. Although I am hopeful that Greenbelt will be the buyer, that the loan will be assumed, and that you and I will benefit from the transaction, those matters are properly left for discussion another day.

        Today I have made a simple request - confirm in writing that this process will not be deemed a default - which I would expect you will honor immediately. To do otherwise, would in my judgment, mean that you have taken sides in a bidding war between Winthrop and Greenbelt Residential. Any such action would cause significant harm to Greenbelt, me and the investors who favor a sale.

        I ask that you call me today to resolve this matter. I enclose a longer letter from my lawyers which sets out Greenbelt's position in greater detail. If necessary, your lawyers should feel free to call my lawyers today as well.

                                        Very truly yours,

                                        /s/ Theodore N. Lerner

                                        Theodore N. Lerner






                      [ARNOLD & PORTER LETTERHEAD]



                                  March 17, 1995

BY FACSIMILE

AEW NO. 207 Trust
c/o Aldrich, Eastman & Waltch, L.P.
225 Franklin Street
Boston, MA 02110

Attention: J. Grant Monahon, Esquire

             Re:  Springhill Lake Investors Limited Partnership

Dear Mr. Monahon:

        We are writing on behalf of our client, Greenbelt Residential Limited Partnership ("Greenbelt Residential"). The purpose of this letter is to request the formal written assurance of AEW No. 207 Trust ("Lender") that it will not declare an event of default under the loan agreement ("Loan Agreement") between the Lender and Springhill Lake Investors Limited Partnership (the "Investor Partnership") in the event Greenbelt Residential, which has now received consents to the dissolution of the Investor Partnership from a majority in interest of the investor limited partners ("ILPs") of the Investor Partnership, delivers such consents to Three Winthrop, Inc., the general partner of the Investor Partnership, thereby effectuating a "dissolution" of the Investor Partnership.

        On December 2, 1994, Mr. Lerner, an affiliate of our client, notified you regarding the offer that Greenbelt Residential had submitted to purchase all of the partnership interests in the Investor Partnership, the general partner of the Operating Partnerships which own and operate Springhill Lake Apartments in Greenbelt, Maryland (the "Property"). At that time, he advised you that as part of the offer Greenbelt Residential would assume the loans on the Property which you hold in the approximate outstanding principal amount of $62 million. Further, he advised you that Greenbelt Residential was seeking the consent of the ILPs of the Investor Partnership to dissolve the Investor Partnership. This dissolution would begin the process of winding up the Investor Partnership's affairs. In that letter, Mr. Lerner stated that under these circumstances he anticipated you would agree that a vote by ILPs in favor of a winding up would not be deemed a technical event of default under the Loan Agreement.

        Elizabeth A. Briones, a Vice President of Aldrich, Eastman & Waltch, responded to that letter on December 12, 1994 stating that, while your company would be happy to consider a loan assumption, any such request would have to be made by the Borrower (i.e., the Investor Partnership) as provided in Section
4.3.3 of the Loan Agreement. She also indicated that you were not prepared at that time to consider whether a vote of the ILPs to dissolve the Investment Partnership would be deemed an event of default.

        At this time, Greenbelt Residential has received sufficient proxies such that it is now time that you must permit the will of the majority of the partners to sell the Project be carried out. Pursuant to the dissolution vote, the general partner of the Investor Partnership would seek to dispose of the Property and Greenbelt Residential has, as stated above, made an offer to purchase at a price which values the Project approximately $25,000,000 more than your mortgage. In connection with the winding up of the Investor Partnership, we would expect that you would receive a formal request from the Borrower to permit the loan to be assumed by Greenbelt Residential or a third party who outbids Greenbelt Residential for the Property. However, today, our request is limited to the assurance that the delivery of the proxies will not be deemed by you to be a default.

        You should be aware that in connection with the proxy solicitation above described, a number of court actions have been filed among and between the parties. We presume that you would consider it in your interest to remain neutral in respect of those various actions and the bidding war between Greenbelt and Winthrop. It is certainly our client's hope not to join you as a party. Thus, we do find it necessary at this time to obtain your immediate written assurance that the mere delivery by Greenbelt Residential to Winthrop of the proxies, which would provide sufficient votes in favor of the dissolution of the Investment Partnership, would not be deemed by you in and of itself as a default of the Loan Agreement. Without the necessary partnership vote, the process to sell the Investor Partnership's asset cannot commence. Surely, putting the property up for sale, particularly given the strong offer on the table from Greenbelt Residential, cannot be considered a default and certainly does not in any way jeopardize your secured position. We would anticipate that you would not impede the will of the majority of the ILPs who wish to sell this asset. Further, any delay by you now in considering this request - which was first presented to you on December 2, 1994 - would likely materially and adversely affect the ILPs and our client.

        As we understand it, the loan is current and in all respects in good standing. The process of winding up the Partnership will not disturb that status. During that winding up period, you, as lender, would have the opportunity to determine whether the loan documents require you to consent to a loan assumption or if you would otherwise consent to a loan assumption based on the merits of the case then presented to you. By not declaring a default as a result of the delivery of the proxies, you will not have prejudiced your position to consider the loan assumption matter on its merits. To declare a default based on delivery of the proxies, however, would prevent the ILPs from proceeding with their efforts to market the property to a seller who will pay the highest possible price. Failure to provide this simple assurance might well be construed by a court as an action interfering with the rights of the equity owners. As you surely appreciate, as a lender you have a duty to the Investor Partnership and to the majority in interest of the ILPs consenting to a dissolution to consider a request of this nature reasonably and in good faith.

        Once you have reviewed this letter, please indicate your consent in the space provided below and return one fully executed copy of this letter to me. To reiterate, by your signature you will merely be indicating that you will not declare a default upon the mere delivery of the proxies of a majority in interest of the ILPs. We acknowledge that by signing you will not be waiving your right to consent to an assumption of the mortgage in accordance with the terms of the Loan Agreement.

        We look forward to hearing from you at your earliest convenience. If you have any questions, please contact either me at (202) 728-2276 or George Covucci at (202) 872-3702.

                                              Sincerely,

                                              ARNOLD & PORTER


                                                 /s/ Stephen W. Porter
                                              By ---------------------
                                                 Stephen W. Porter



SEEN AND AGREED TO:

AEW No. 207 Trust



By: -----------------------------


cc: Elizabeth A. Briones, Vice President (vis facsimile)
    George E. Covucci, Esquire